EXHIBIT 12


                        TAMPA ELECTRIC COMPANY
                  RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

Year ended Dec. 31, 1997  1996(1)   1995(1)   1994(1)   1993(1)
                    4.38     4.40     4.28x  3.88x(2)  3.81x(3)

For the purposes of calculating this ratio, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals, deferred interest costs and preferred stock dividend requirements.
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(1)  Amounts  have been restated to reflect the merger of Peoples Gas
     System, Inc., with and into Tampa Electric Company.

(2) Includes the effect of the restructuring charge of $21.3 million pretax. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.23x for the period ended Dec. 31, 1994.

(3) Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.97x for the period ended Dec. 31, 1993.